January 19, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Worldwide Promotional Products Corporation Registration Statement on Form SB-2 Amendment No. 2 Filed October 12, 2005 File No. 333-125789

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Worldwide Promotional Products Corporation (“Worldwide”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consents to the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-125789) initially filed with the Commission on October 12, 2005 and all exhibits filed thereto (the “Registration Statement”).

This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission, that no securities were sold in connection with the Registration Statement and that the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for further use.

Please contact Ms. Stacy Broadoway at (604) 662-3775 with any questions regarding this request for withdrawal.

Yours truly,

WORLDWIDE PROMOTIONAL PRODUCTS CORPORATION

/s/ Bruce Hannan

Bruce Hannan
President & CEO, Director